SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549



                                 FORM 11-K


(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]
    For the fiscal year ended December 31, 1995

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]
    For the transition period from                  to


Commission File No. 1-10410


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                 Harrah's Entertainment, Inc.
                                 Savings and Retirement Plan
                                 (Formerly The Promus Companies Incorporated
                                 Savings and Retirement Plan)



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Harrah's Entertainment, Inc.
                                 1023 Cherry Road
                                 Memphis, Tennessee 38117

                          HARRAH'S ENTERTAINMENT, INC.

                           SAVINGS AND RETIREMENT PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994

            AND FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Trustees of Harrah's Entertainment, Inc.
  Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN (formerly THE PROMUS COMPANIES INCORPORATED SAVINGS AND RETIREMENT PLAN) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits, with fund information, for each of the three years ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information of Harrah's Entertainment, Inc. Savings and Retirement Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments as of December 31, 1995 (Exhibit I) and of reportable transactions for the year ended December 31, 1995 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                     ARTHUR ANDERSEN LLP
Memphis, Tennessee,
  June 7, 1996.




                                                             HARRAH'S ENTERTAINMENT, INC.
                                                             SAVINGS AND RETIREMENT PLAN
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                               AS OF DECEMBER 31, 1995



                                                                    Fund Information
                                  -------------------------------------------------------------------------------------------


                                                                   Participant Directed Funds
                                  -------------------------------------------------------------------------------------------
                                                                                                       Income
                                        Company      Aggressive    Diversified       Long-term     Investment        Treasury
                                     Stock Fund      Stock Fund     Stock Fund       Bond Fund           Fund            Fund
                                  -------------   -------------   ------------   -------------  -------------   -------------

ASSETS
Investments (Notes 1 and 2)
 Common stock                     $ 160,163,755   $        --    $        --     $        --    $        --     $        --
 Mutual funds                              --         8,007,657           --         7,514,110      1,128,109      17,092,695
 Common/collective trust fund              --              --       36,722,025            --             --              --
 Guaranteed investment
   contracts                               --              --             --              --        2,045,697            --
 Corporate securities                      --              --             --              --       19,189,663            --
 US government and agency
   securities                              --              --             --              --       40,736,885            --
 Other                                     --              --             --              --           15,585            --
 Temporary investments                2,359,298         259,654        471,371          87,883        631,077         183,755

Receivables
 Due from participants (Note 1)            --              --             --              --             --              --
 Interest and dividends                    --              --             --              --          776,309            --
 Due (to) from other funds             (658,790)      1,023,690      1,529,977         543,451       (915,244)     (1,661,867)
 Contributions                          813,137          75,874        152,317          29,465        217,288          70,208
 Other                                  264,323           9,647        208,441          10,104         42,609          12,894

Cash                                      1,182             130            236              44            319              92
                                  -------------   -------------  -------------   -------------  -------------   -------------
  Total assets                      162,942,905       9,376,652     39,084,367       8,185,057     63,868,297      15,697,777
                                  -------------   -------------  -------------   -------------  -------------   -------------

LIABILITIES
Advances from Harrah's                     --              --             --              --             --              --
Bank overdrafts                      (1,255,131)       (138,277)      (251,026)        (46,801)      (334,172)        (97,858)
Accrued expenses                       (175,614)        (11,355)       (35,179)         (5,056)       (79,253)        (16,261)
Accounts payable                         (3,936)           --             --              --         (834,973)           --
Other                                   (35,707)            (52)       (13,465)         (4,726)        (7,569)            (38)
                                  -------------   -------------  -------------   -------------  -------------   -------------
  Total liabilities                  (1,470,388)       (149,684)      (299,670)        (56,583)    (1,255,967)       (114,157)
                                  -------------   -------------  -------------   -------------  -------------   -------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                   $ 161,472,517   $   9,226,968  $  38,784,697   $   8,128,474  $  62,612,330   $  15,583,620
                                  =============   =============  =============   =============  =============   =============

                               The accompanying Notes to Financial
                         Statements are an integral part of this statement.




                                                          Fund Information
                                 -----------------------------------------------

                                                           Non-
                                                    Participant
                                                       Directed
                                                           Fund
                                 -------------    -------------
                                     Executive
                                     Life Fund        ESOP Fund        Loan Fund           Total
                                 -------------    -------------    -------------   -------------
                                    (Note 5)
ASSETS
Investments (Notes 1 and 2)
 Common stock                    $        --      $  13,861,665    $        --     $ 174,025,420
 Mutual funds                             --               --               --        33,742,571
 Common/collective trust fund             --               --               --        36,722,025
 Guaranteed investment
   contracts                         9,451,578             --               --        11,497,275
 Corporate securities                     --               --               --        19,189,663
 US government and agency
   securities                             --               --               --        40,736,885
 Other                                    --               --               --            15,585
 Temporary investments                 203,015            1,634             --         4,197,687

Receivables
 Due from participants (Note 1)           --               --         21,850,295      21,850,295
 Interest and dividends                   --               --               --           776,309
 Due (to) from other funds             104,902           33,881             --              --
 Contributions                            --            369,075             --         1,727,364
 Other                                 384,803            2,563             --           935,384

Cash                                      --               --               --             2,003
                                 -------------    -------------    -------------   -------------
  Total assets                      10,144,298       14,268,818       21,850,295     345,418,466
                                 -------------    -------------    -------------   -------------

LIABILITIES
Advances from Harrah's              (2,543,851)            --               --        (2,543,851)
Bank overdrafts                           --               --               --        (2,123,265)
Accrued expenses                          --               --               --          (322,718)
Accounts payable                      (549,145)         (44,032)            --        (1,432,086)
Other                                     --                208             --           (61,349)
                                 -------------    -------------    -------------   -------------
  Total liabilities                 (3,092,996)         (43,824)            --        (6,483,269)
                                 -------------    -------------    -------------   -------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                  $   7,051,302    $  14,224,994    $  21,850,295   $ 338,935,197
                                 =============    =============    =============   =============


                               The accompanying Notes to Financial
                         Statements are an integral part of this statement.

                                                             HARRAH'S ENTERTAINMENT, INC.
                                                             SAVINGS AND RETIREMENT PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                               AS OF DECEMBER 31, 1994







                                                                    Fund Information
                                 -----------------------------------------------------------------------------------------


                                                                   Participant Directed Funds
                                 -----------------------------------------------------------------------------------------

                                                                                                    Income
                                       Company     Aggressive    Diversified      Long-term     Investment        Treasury
                                    Stock Fund     Stock Fund     Stock Fund      Bond Fund           Fund            Fund
                                 -------------    -----------   ------------     ----------   ------------    ------------
ASSETS
Investments (Notes 1 and 2)
  Common stock                   $ 172,725,711  $        --    $        --    $        --    $        --     $        --
  Mutual funds                            --        1,881,506     29,932,696      1,323,359           --        13,898,472
  Bonds                                   --             --             --             --       56,805,021            --
  Guaranteed investment
    contracts                             --             --             --             --        8,913,105            --
  Temporary investments              1,306,439         35,086        224,963         12,383        381,819         103,194

Receivables
  Due from participants
   (Note 1)                               --             --             --             --             --              --
  Interest and dividends                  --             --             --             --          175,721            --
  Due from Harrah's                    123,953          2,695         20,210            770         35,993           8,854
  Due (to) from other funds          2,506,902        371,973     (1,451,312)       477,612     (1,233,751)       (713,436)
  Contributions                           --             --             --             --             --              --
  Other                                  1,294             35            222             13            378             103

Cash                                    81,839           --             --             --          118,664            --
                                 -------------  -------------  -------------  -------------  -------------   -------------
  Total assets                     176,746,138      2,291,295     28,726,779      1,814,137     65,196,950      13,297,187
                                 -------------  -------------  -------------  -------------  -------------   -------------

LIABILITIES
Advances from Harrah's                    --             --             --             --             --              --
Bank overdrafts                       (966,627)       (25,960)      (166,449)        (9,162)      (282,506)        (76,353)
Accrued expenses                      (193,699)        (4,769)       (34,901)        (1,725)       (94,146)        (15,499)
Accounts payable                       (52,016)           (11)        (7,591)            (4)        (6,691)         (1,547)
                                 -------------  -------------  -------------  -------------  -------------   -------------
  Total liabilities                 (1,212,342)       (30,740)      (208,941)       (10,891)      (383,343)        (93,399)
                                 -------------  -------------  -------------  -------------  -------------   -------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                  $ 175,533,796  $   2,260,555  $  28,517,838  $   1,803,246  $  64,813,607   $  13,203,788
                                 =============  =============  =============  =============  =============   =============

                       The accompanying Notes to Financial
               Statements are an integral part of this statement.






                                                     Fund Information
                                --------------------------------------------

                                                        Non-
                                                 Participant
                                                    Directed
                                                        Fund
                                ------------     -----------
                                   Executive
                                   Life Fund       ESOP Fund        Loan Fund           Total
                                ------------     -----------     ------------    ------------
                                    (Note 5)
ASSETS
Investments (Notes 1 and 2)
  Common stock                 $        --     $  14,396,395    $        --     $ 187,122,106
  Mutual funds                          --              --               --        47,036,033
  Bonds                                 --              --               --        56,805,021
  Guaranteed investment
    contracts                     10,940,544            --               --        19,853,649
  Temporary investments               76,453            --               --         2,140,337

Receivables
  Due from participants
   (Note 1)                             --              --         21,846,770      21,846,770
  Interest and dividends                --              --               --           175,721
  Due from Harrah's                   45,100            --               --           237,575
  Due (to) from other funds           92,831         (50,819)            --              --
  Contributions                         --           537,441             --           537,441
  Other                                 --            34,246             --            36,291
Cash                                    --            55,708             --           256,211
                               -------------   -------------    -------------   -------------
  Total assets                    11,154,928      14,972,971       21,846,770     336,047,155
                               -------------   -------------    -------------   -------------

LIABILITIES
Advances from Harrah's            (3,056,000)           --               --        (3,056,000)
Bank overdrafts                         --              --               --        (1,527,057)
Accrued expenses                        --              --               --          (344,739)
Accounts payable                        --           (20,046)            --           (87,906)
                               -------------   -------------    -------------   -------------
  Total liabilities               (3,056,000)        (20,046)            --        (5,015,702)
                               -------------   -------------    -------------   -------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                $   8,098,928   $  14,952,925    $  21,846,770   $ 331,031,453
                               =============   =============    =============   =============

                       The accompanying Notes to Financial
               Statements are an integral part of this statement.


                                                                 HARRAH'S ENTERTAINMENT, INC.
                                                                 SAVINGS AND RETIREMENT PLAN
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                            FOR THE YEAR ENDED DECEMBER 31, 1995

                                                            Fund Information
                               -------------------------------------------------------------------------------



                                                                  Participant Directed Funds
                               -------------------------------------------------------------------------------
                                                                                           Income
                                    Company    Aggressive   Diversified   Long-term    Investment     Treasury
                                 Stock Fund    Stock Fund    Stock Fund   Bond Fund          Fund         Fund
                               ------------    ----------   -----------   ---------  ------------  -----------
NET INVESTMENT INCOME
  Interest                     $    167,091   $     2,729   $    18,152  $    3,950  $  4,063,033  $     8,764
  Dividends                               -       281,594       222,699     487,722             -      852,043
                               ------------   -----------   -----------  ----------  ------------  -----------
                                    167,091       284,323       240,851     491,672     4,063,033      860,807
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds          176,823,320     2,285,069    22,733,931   4,773,759   382,169,977            -
    Aggregate average cost     (123,347,247)   (1,953,996)  (19,801,212) (4,586,597) (381,528,827)           -
                               ------------   -----------   -----------  ----------  ------------  -----------
    Net realized gain            53,476,073       331,073     2,932,719     187,162       641,150            -

UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                   (34,479,120)      675,878     6,192,843     819,131     3,769,754            -

CONTRIBUTIONS
  Participants                   12,600,382       933,238     2,383,150     449,623     3,316,793    1,107,898
  Company                         8,769,684       551,512     1,526,255     235,605     2,418,642      719,084
                               ------------   -----------   -----------  ----------  ------------  -----------
                                 21,370,066     1,484,750     3,909,405     685,228     5,735,435    1,826,982
OTHER
  Distributions to
    participants and
    beneficiaries               (14,528,025)     (106,902)   (2,868,583)   (130,710)   (7,010,748)  (1,975,670)
  Transfers between funds       (22,763,179)    6,333,753     5,489,055   8,448,867    (2,015,058)   4,475,334
  Transfers for spin-off        (16,820,769)   (1,996,362)   (5,522,510) (4,157,672)   (6,905,858)  (2,753,804)
  Administrative expenses          (483,416)      (40,100)     (106,921)    (18,450)     (478,985)     (53,817)
                               ------------   -----------   -----------  ----------  ------------  -----------

NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                 (14,061,279)    6,966,413    10,266,859   6,325,228    (2,201,277)   2,379,832
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  Beginning of year             175,533,796     2,260,555    28,517,838   1,803,246    64,813,607   13,203,788
                               ------------   -----------   -----------  ----------  ------------  -----------
  End of year                  $161,472,517   $ 9,226,968   $38,784,697  $8,128,474  $ 62,612,330  $15,583,620
                               ============   ===========   ===========  ==========  ============  ===========

                       The accompanying Notes to Financial
               Statements are an integral part of this statement.







                                                       Fund Information
                                ----------------------------------------
                                                     Non-
                                              Participant
                                                 Directed
                                                     Fund
                                -----------  ------------
                                  Executive
                                  Life Fund     ESOP Fund       Loan Fund         Total
                                -----------  ------------    ------------  ------------
                                   (Note 5)
NET INVESTMENT INCOME
  Interest                      $         -  $        319     $ 1,555,553  $  5,819,591
  Dividends                               -             -               -     1,844,058
                                -----------  ------------    ------------  ------------
                                          -           319       1,555,553     7,663,649
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds                    -    14,826,674               -   603,612,730
    Aggregate average cost                -   (11,114,433)              -  (542,332,312)
                                -----------  ------------    ------------  ------------
    Net realized gain                     -     3,712,241               -    61,280,418

UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                             -    (2,433,756)              -   (25,455,270)

CONTRIBUTIONS
  Participants                            -             -               -    20,791,084
  Company                                 -       371,642               -    14,592,424
                                -----------  ------------    ------------  ------------
                                          -       371,642               -    35,383,508
OTHER
  Distributions to
    participants and
    beneficiaries                  (495,602)   (1,525,468)              -   (28,641,708)
  Transfers between funds            (3,086)       (9,714)         44,028             -
  Transfers for spin-off           (548,938)     (844,424)     (1,596,056)  (41,146,393)
  Administrative expenses                 -         1,229               -    (1,180,460)
                                -----------  ------------    ------------  ------------

NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                  (1,047,626)     (727,931)          3,525     7,903,744
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  Beginning of year               8,098,928    14,952,925      21,846,770   331,031,453
                                -----------  ------------    ------------  ------------
  End of year                   $ 7,051,302  $ 14,224,994     $21,850,295  $338,935,197
                                ===========  ============    ============  ============


            The accompanying Notes to Financial Statements are an integral part of this statement.

                                                       HARRAH'S ENTERTAINMENT, INC.
                                                       SAVINGS AND RETIREMENT PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                  FOR THE YEAR ENDED DECEMBER 31, 1994


                                                            Fund Information
                             -----------------------------------------------------------------------------------



                                                                  Participant Directed Funds
                             -----------------------------------------------------------------------------------
                                                                                             Income
                                  Company     Aggressive    Diversified     Long-term    Investment     Treasury
                               Stock Fund     Stock Fund     Stock Fund     Bond Fund          Fund         Fund
                             ------------     ----------    -----------    ----------   -----------  -----------
NET INVESTMENT INCOME
  Interest                   $     74,748     $      145    $     8,842    $      102   $ 4,274,148  $     4,484
  Dividends                             -              -        603,276        11,584             -      456,209
                             ------------     ----------    -----------    ----------   -----------  -----------
                                   74,748            145        612,118        11,686     4,274,148      460,693
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds         17,486,151              -      3,124,163             -     2,879,687            -
    Aggregate average cost      5,599,712              -      2,717,751             -     2,971,295            -
                             ------------     ----------    -----------    ----------   -----------  -----------
    Net realized gain (loss)   11,886,439              -        406,412             -       (91,608)           -

UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                 (92,596,671)       (28,813)    (2,382,635)        9,075    (2,262,385)           -

CONTRIBUTIONS
  Participants                 13,313,603         75,217      2,169,629        25,989     3,618,366      754,159
  Company                       9,058,805         47,402      1,415,552        17,370     2,575,445      621,675
                             ------------     ----------    -----------    ----------   -----------  -----------
                               22,372,408        122,619      3,585,181        43,359     6,193,811    1,375,834
OTHER
  Distributions to
    participants and
    beneficiaries             (13,819,311)           (91)    (2,121,419)         (549)   (5,767,763)  (1,145,732)
  Transfers between funds     (12,149,250)     2,173,104      1,222,398     1,741,979     2,482,193    4,539,095
  Administrative expenses        (675,971)        (6,409)      (136,023)       (2,304)     (373,372)     (45,847)
                             ------------     ----------    -----------    ----------   -----------  -----------


NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS           (84,907,608)     2,260,555      1,186,032     1,803,246     4,455,024    5,184,043

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  Beginning of year           260,441,404              -     27,331,806             -    60,358,583    8,019,745
                             ------------     ----------    -----------    ----------   -----------  -----------
  End of year                $175,533,796     $2,260,555    $28,517,838    $1,803,246   $64,813,607  $13,203,788
                             ============     ==========    ===========    ==========   ===========  ===========

                       The accompanying Notes to Financial
               Statements are an integral part of this statement.



                                                Fund Information
                              ----------------------------------------
                                                    Non-
                                             Participant
                                                Directed
                                                    Fund
                              -----------    -----------
                                Executive
                                Life Fund      ESOP Fund      Loan Fund         Total
                              -----------    -----------    -----------    ------------
                                  (Note 5)

NET INVESTMENT INCOME
  Interest                    $    2,875     $         -    $ 1,616,847    $  5,982,191
  Dividends                            -               -              -       1,071,069
                              ----------     -----------    -----------    ------------
                                   2,875               -      1,616,847       7,053,260
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds                 -       1,276,173              -      24,766,174
    Aggregate average cost             -         693,131              -      11,981,889
                              ----------     -----------    -----------    ------------
    Net realized gain (loss)           -         583,042              -      12,784,285

UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                          -      (8,085,372)             -    (105,346,801)

CONTRIBUTIONS
  Participants                         -               -              -      19,956,963
  Company                              -         540,119              -      14,276,368
                              ----------     -----------    -----------    ------------
                                       -         540,119              -      34,233,331
OTHER
  Distributions to
    participants and
    beneficiaries               (286,300)     (1,242,271)             -     (24,383,436)
  Transfers between funds        (61,541)          6,646         45,376               -
  Administrative expenses              -               -              -      (1,239,926)
                              ----------     -----------    -----------    ------------


NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS             (344,966)     (8,197,836)     1,662,223     (76,899,287)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  Beginning of year            8,443,894      23,150,761     20,184,547     407,930,740
                              ----------     -----------    -----------    ------------
  End of year                 $8,098,928     $14,952,925    $21,846,770    $331,031,453
                              ==========     ===========    ===========    ============

                       The accompanying Notes to Financial
               Statements are an integral part of this statement.












                                                                 HARRAH'S ENTERTAINMENT, INC.
                                                                 SAVINGS AND RETIREMENT PLAN
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                            FOR THE YEAR ENDED DECEMBER 31, 1993

                                                            Fund Information
                             ---------------------------------------------------------------------------------



                                                                  Participant Directed Funds
                             ---------------------------------------------------------------------------------
                                                                 Income
                                  Company    Diversified     Investment      Treasury
                               Stock Fund     Stock Fund           Fund          Fund
                             ------------    -----------   ------------   -----------
NET INVESTMENT INCOME
  Interest                   $     57,729    $    11,007   $  5,417,520   $     2,834
  Dividends                             -      1,316,933              -       252,130
                             ------------    -----------   ------------   -----------
                                   57,729      1,327,940      5,417,520       254,964
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds            766,992      7,069,666     13,463,687             -
    Aggregate average cost        237,349      5,676,111     13,412,626             -
                             ------------    -----------   ------------   -----------
        Net realized gain         529,643      1,393,555         51,061             -

UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                 141,189,725      1,162,165       (372,908)            -

CONTRIBUTIONS
  Participants                 10,272,010      2,218,795      5,018,471       550,236
  Company                       6,771,138      1,498,809      3,648,463       376,139
                             ------------    -----------   ------------   -----------
                               17,043,148      3,717,604      8,666,934       926,375
OTHER
  Distributions to
    participants and
    beneficiaries             (12,017,273)    (1,429,370)    (9,271,491)     (447,890)
  Transfers between funds      33,131,262     (3,497,702)   (29,676,055)   (1,365,973)
  Administrative expenses        (237,245)      (104,785)      (362,359)      (25,691)
                             ------------    -----------   ------------   -----------


NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS           179,696,989      2,569,407    (25,547,298)     (658,215)
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  Beginning of year            80,744,415     24,762,399     85,905,881     8,677,960
                             ------------    -----------   ------------   -----------
  End of year                $260,441,404    $27,331,806   $ 60,358,583   $ 8,019,745
                             ============    ===========   ============   ===========


                       The accompanying Notes to Financial
               Statements are an integral part of this statement.




                                                   Fund Information
                                ------------------------------------------
                                                       Non-
                                                Participant
                                                   Directed
                                                       Fund
                                -----------     -----------
                                  Executive
                                  Life Fund       ESOP Fund       Loan Fund          Total
                                -----------     -----------     -----------   ------------
                                  (Note 5)
NET INVESTMENT INCOME
  Interest                      $         -     $         -     $ 1,426,920   $  6,916,010
  Dividends                               -               -               -      1,569,063
                                -----------     -----------     -----------   ------------
                                          -               -       1,426,920      8,485,073
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds                    -       1,358,871               -     22,659,216
    Aggregate average cost                -         430,639               -     19,756,725
                                -----------     -----------     -----------   ------------
        Net realized gain                 -         928,232               -      2,902,491

UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                             -      12,983,985               -    154,962,967

CONTRIBUTIONS
  Participants                            -               -               -     18,059,512
  Company                                 -       1,496,842               -     13,791,391
                                -----------     -----------     -----------   ------------
                                          -       1,496,842               -     31,850,903
OTHER
  Distributions to
    participants and
    beneficiaries                  (641,197)     (1,250,746)              -    (25,057,967)
  Transfers between funds        (1,418,656)        (14,880)      2,842,004              -
  Administrative expenses                 -               -               -       (730,080)
                                -----------     -----------     -----------   ------------


NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS              (2,059,853)     14,143,433       4,268,924    172,413,387
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  Beginning of year              10,503,747       9,007,328      15,915,623    235,517,353
                                -----------     -----------     -----------   ------------
  End of year                   $ 8,443,894     $23,150,761     $20,184,547   $407,930,740
                                ===========     ===========     ===========   ============


                       The accompanying Notes to Financial
               Statements are an integral part of this statement.

                         HARRAH'S ENTERTAINMENT, INC.
                          SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995



NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan," formerly The Promus Companies Incorporated Savings and Retirement Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

THE PLAN

Effective June 30, 1995, The Promus Companies Incorporated ("Promus") was split into two independent public corporations (the "Spin-off"). Promus, which was renamed Harrah's Entertainment, Inc. ("Harrah's"), retained the casino entertainment business. Promus' hotel operations were transferred to a newly created company, Promus Hotel Corporation ("PHC"). The agreements governing the terms of the Spin-off transaction required that the assets allocable to those participants in the Plan who became employees of PHC be transferred to a new savings and retirement plan (the "PHC Plan") which was established for the benefit of the eligible employees of PHC and its affiliates. Concurrent with the completion of the Spin-off, the Plan was renamed the Harrah's Entertainment, Inc. Savings and Retirement Plan. Participants' investments in Promus common stock through the Company Stock Fund and the ESOP Fund were converted into investments in the common stock of their employer, either Harrah's or PHC, after the Spin-off.

The Plan was established by Harrah's effective February 6, 1990, to include eligible employees of Harrah's and its affiliates (the "Company") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

PLAN INVESTMENT FUNDS

By election of a participant, his or her account balance (comprised of contributions, Company matching funds and accumulated earnings) can be invested in one or in a combination of up to six separate funds of the Plan in 10% increments as follows:

     I. Company Stock Fund - invested in Harrah's common stock which provides a return based on the change in market value of Harrah's common stock, including any dividends declared thereon;

     II. Aggressive Stock Fund - invested in the Delaware Trend Institutional Fund, a mutual fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

     III. Diversified Stock Fund - invested in the State Street Bank Flagship Fund, an S&P 500 Indexed common/collective trust fund, which provides a return based on the performance of the stocks included within the Flagship Fund, including dividends thereon;

     IV. Long-term Bond Fund - invested in the Vanguard Long-term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

     V. Income Investment Fund - invested primarily in intermediate-term bonds issued by corporations and by the US Government and its agencies, as directed by Western Asset Management Company, the fund's investment manager, and, to a limited extent, in "guaranteed investment contracts" issued by major insurance companies; or


     VI. Treasury Fund - invested in the Dreyfus Treasury Fund, a money market mutual fund that invests solely in United States Treasury Department backed short-term securities issued by the United States Government.

The Plan also includes three other special purpose funds, as follows:

     VII. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details.

     VIII. ESOP Fund - accounts for special contributions by Harrah's of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

     IX. Loan Fund - separately tracks loans to participants as provided for under the Plan. See "How To Borrow Money" in the Summary Plan Description for further details.

Occasionally, the Funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in temporary investments.

PLAN ADMINISTRATION

The general administration of the Plan is the responsibility of its Trustees, who are appointed by the Human Resources Committee of the Harrah's Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee

Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

EMPLOYEE ELIGIBILITY, VESTING AND TERMINATION

Employees of the Company become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service. Participants vest in Company matching contributions over seven calendar years of credited service as follows:
                                                      Vested
     Years of Credited Service                      Percentage
     -------------------------                      ----------
              One                                       10
              Two                                       20
              Three                                     30
              Four                                      40
              Five                                      60
              Six                                       80
              Seven                                    100


An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.


PLAN EXPENSES

As sponsor of the Plan, Harrah's, through its wholly-owned subsidiary Harrah's Operating Company, Inc. ("HOC"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amounts of approximately $1.2 million, $1.2 million and $0.7 million for 1995, 1994 and 1993, respectively. Such costs are included in administrative expenses in the accompanying statements of changes in net assets available for plan benefits.

PARTICIPANTS' CONTRIBUTIONS AND WITHDRAWALS

Participants can elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. These contributions are then matched by the Company. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which 8% can be pre-tax dollars. Highly compensated employees could contribute an additional 10% of after-tax dollars as supplemental contributions. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

ALLOCATION OF FORFEITURES AND NET PLAN INCOME

As required by the Plan, forfeited amounts attributed to non-vested Company matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1995 was approximately $2.1 million. Forfeitures are allocated to active participants based upon their total basic contributions for the year. The Plan Administrator reallocated approximately $0.5 million, $0.7 million and $0.7 million of forfeited funds during 1995, 1994 and 1993, respectively.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated monthly to active participants based upon the individual's prior month-end equity balance. For purposes of calculating the realized gains or losses on investments, the Plan uses a cumulative average cost per share.

LOANS

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator, and are secured by the account balance of the participant equal to the outstanding loan amount. Principal and interest paid by a participant are credited to the participant's account. At both December 31, 1995 and 1994, these loans had interest rates ranging from 7.5% to 9.5%.

ACCOUNTING POLICIES

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. The application of SOP 94-4 to investment contracts entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. SOP 94-4 changes the Plan's reporting for certain investment contracts (as defined in SOP 94-4) from contract value to fair market value.

Since all investment contracts held by the Plan were entered into prior to December 31, 1993, the Plan will implement SOP 94-4 during 1996. Management believes that the impact of implementation will not be significant to the Plan.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - VALUATION OF INVESTMENTS

The guaranteed investment contracts are stated at contract value. The aggregate fair market value of the guaranteed investment contracts is approximately $9.6 million at December 31, 1995. Investments in securities, common/collective trust funds and mutual funds are stated at market values on the last business day of the plan year.

NOTE 3 - INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1995 and 1994 are as follows:

                                                 1995               1994
                                            ---------------    --------------
Harrah's Common Stock                        $171,918,946       $187,122,105
Dreyfus Treasury Fund                          17,092,695                --
State Street Bank Flagship Fund                36,722,025                --
Loans to Participants                          21,850,295         21,845,770

NOTE 4 - EXCESS CONTRIBUTIONS

Certain plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $53,000, $63,000 and $68,000 in 1995, 1994 and 1993, respectively. These refunds were paid in accordance with Internal Revenue Code Section 401(m) which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met and Section 415 which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by the Company due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. The Company has agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company has also agreed to make interest free loans to the Plan, which are to be repaid out of any amounts received under the contract, so that persons who leave or who have already left the Company's employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. Amounts loaned to the Plan are reflected in the accompanying statements of net assets available for plan benefits as Advances from Harrah's.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Insurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of $1,864,150 to the Plan which reduced the principal of the Executive Life contract. Of this payment, $414,829 was paid to Harrah's to reduce the Advances from Harrah's balance. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

On February 4, 1994, the Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of a minimum of 77.7% of the March 31, 1991 book value.

Under the Plan Amendment that governs the Executive Life contract, non-benefit responsive distributions are allocated pro-rata among the remaining participants (based upon their investment in the contract) and to the Company (based on the Plan's payable to the Company). Benefit responsive distributions are allocated to the Company as the Company previously loaned the Plan the funds for the distributions. In April 1995, Aurora began honoring requests for distributions for terminated participants, as well as for hardship withdrawals. Harrah's remains liable to the Plan for any deficiency between the book value and amounts ultimately received. The restructured contract matures on September 3, 1998, and is presently earning interest at approximately 5%.

At December 31, 1995, the plan had a payable to the Promus Hotel Corporation Savings and Retirement Plan for that plan's portion of the Executive Life contract. (See Note 1.) The Plan expects the contract to be split into two separate contracts in 1996.

NOTE 6 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - RECONCILIATION TO FORM 5500

As of December 31, 1995 and 1994, the Plan had approximately $2 million and $0.5 million, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1995 and 1994:

                                                                 Net Assets         Net Assets
                              Benefits                        Available for      Available for
                              Payable to                      Plan Benefits      Plan Benefits
                            Participants   Benefits Paid  December 31, 1994  December 31, 1995
                            ------------   -------------  -----------------  -----------------

Per financial
 statements               $        --     $  28,641,708    $ 331,020,664      $ 338,750,395
Accrued benefit
 payment                      2,000,000       2,000,000         (500,000)        (2,000,000)
Reversal of 1994
 accrual for
 benefit payment                   --          (500,000)              --                 --
- -----------------------   -------------   -------------   -----------------  -----------------
Per Form 5500             $   2,000,000   $  30,141,708    $ 330,520,664      $ 336,750,395
                          =============   =============   =================  =================


                                                                                               EXHIBIT I
                                                                                               PAGE 1 OF 3
                                            HARRAH'S ENTERTAINMENT, INC.
                                             SAVINGS AND RETIREMENT PLAN
                                               SCHEDULE OF INVESTMENTS
                                               AS OF DECEMBER 31, 1995

                                                                                    Contract/
                                                                          Cost     Fair Value
                                                                  ------------   ------------
HARRAH'S COMMON STOCK
 ESOP*                                                            $  9,336,278   $ 13,861,665
 Stock Fund*                                                        99,267,631    158,057,281
                                                                  ------------   ------------
                                                                   108,603,909    171,918,946
PROMUS HOTEL COMMON STOCK
 Stock Fund*                                                         2,267,419      2,106,474
                                                                  ------------   ------------
                                                                   110,871,328    174,025,420
                                                                  ------------   ------------
MUTUAL FUNDS
 Delaware Trend Institutional Fund                                   7,243,543      8,007,657
 Dreyfus Treasury Fund                                              17,092,695     17,092,695
 Fidelity Institutional Cash, U.S. Government Portfolio              1,128,109      1,128,109
 Vanguard - Long-term Corporate Bonds                                6,765,668      7,514,110
                                                                  ------------   ------------
                                                                    32,230,015     33,742,571
                                                                  ------------   ------------
COMMON/COLLECTIVE TRUST FUND
 State Street Bank Flagship Fund                                    28,779,462     36,722,025
                                                                  ------------     ----------

GUARANTEED INVESTMENT CONTRACTS
 Life Insurance Company of Georgia                                   1,685,578      2,045,697
 Executive Life Insurance Company                                    9,451,578      9,451,578
                                                                  ------------   ------------
                                                                    11,137,156     11,497,275
                                                                  ------------   ------------
CORPORATE SECURITIES
 Capital One Master 1995-4 CL A, 6.09%, dtd 12/15/95,
  due 12/15/00                                                         500,000        500,000
 Champion Home Equity Loan Ser 1995 - 2 CL A2, Var Rt,
  dtd 5/1/95, due 5/25/50                                              782,468        787,723
 Contimortgage Home Equity Loan TR Ser 1995 - 1 CL A2A,
  8.6%, dtd 2/23/95, due 2/15/10                                       904,531        929,551
 First Boston Mtg Sec Corp Ser A CL 10, 9.488%,
  dtd 3/1/87, due 5/16/18                                              457,386        420,522
 First Boston Mtg Sec Corp Ser A CL OA, dtd
  3/1/87, due 5/16/18                                                1,230,934      1,198,647
 Ford Motor Credit Corp Notes, 7.75%, due 11/15/02                   1,232,539      1,264,446
Heller Financial Corp Notes, 9.375%, dtd 3/31/91,
  due 3/15/98                                                        1,066,020      1,074,870
 Lehman Bros Hldgs, 7.375%, dtd 5/18/95, due 5/15/07                 1,796,809      1,861,149
 Lehman Bros Mtg TR Ser 1990 - 5 CL A1, Adj Rt,
  dtd 9/1/90, due 10/25/20                                           1,869,688      1,871,995
 Mid-State Trust II Mtg Backed Note CL A-4, 9.625%,
  dtd 4/1/88, due 4/1/03 P/Q                                         1,235,287      1,236,680
 Old Stone Credit Corp Home EQ TR Ser 1992 - 3 CL A2,
  6.30%, dtd 8/25/92, due 9/25/07                                      133,875        140,374
 USL Capital Corp MTN, 7.76%, dtd 3/29/95, due 3/29/02                 936,004        964,525
 RJR Nabisco Inc. Notes, 8.75%, dtd 8/19/93, due 8/15/05             1,219,536      1,231,500
 Standard Credit Card TR Ser 1995 - 9 CL A, 6.55%,
  dtd 10/13/95, due 10/7/07                                            899,325        928,152

                                                                                                                   EXHIBIT I
                                                                                                                   PAGE 2 OF 3

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF INVESTMENTS (CONTINUED)
                             AS OF DECEMBER 31, 1995
                                                                                  Contract/
                                                                       Cost      Fair Value
                                                                -----------     -----------
CORPORATE SECURITIES (CONTINUED)
 The Money St HET Ser 95 CL A, 8.00%, dtd 3/1/95,
  due 9/15/05                                                    $  604,676     $   608,608
 The Money Store Home Equity TR Ser 1995 - A2 CL A7,
  Fltg Rt, dtd 3/30/95, due 6/15/25                                 914,715         912,423
 TCI Communications Inc., Var Rt, dtd 9/13/95, due 9/15/10          900,000         914,670
 Time Warner Inc., 7.975%, dtd 8/15/95, due 8/15/04               1,473,165       1,499,813
 YPF Sociedad Anonima, 7.50%, dtd 10/26/95, due 10/26/02            831,871         844,015
                                                                -----------      ----------
                                                                 18,988,829      19,189,663
                                                                -----------     -----------
US GOVERNMENT AND AGENCY SECURITIES
 US Treasury Bond, 12%, dtd 8/15/83, due 8/15/13                  1,238,039       1,373,815
 US Treasury Bond, 11.625%, dtd 10/30/84, due 11/15/04            1,573,705       1,639,266
 US Treasury Note, 7.125%, dtd 9/30/94, due 9/30/99               8,247,867       8,302,980
 US Treasury Note, 7.75%, dtd 1/31/95, due 1/31/00                4,116,602       4,355,705
 US Treasury Note, 6.875%, dtd 2/28/95, due 2/28/97               1,225,506       1,251,025
 US Treasury Note, 5.625%, dtd 10/31/95, due 10/31/97               399,309         403,000
 US Treasury Note, 5.75%, dtd 10/31/95, due 10/31/00              1,001,719       1,014,690
 US Treasury Note, 5.875%, dtd 11/15/95, due 11/15/05             7,171,620       7,326,036
 US Treasury Note, 5.625%, dtd 11/30/95, due 11/30/00             1,150,000       1,160,419
 US Treasury Bill, due 1/18/96                                      197,482         197,482
 FHLMC Multiclass Mtg Partn CTFS GTD Remic TR
  Ser 1134 Cl 1, Fltg Rt, dtd 9/15/91, due 9/15/96                  655,798         628,458
 FHLMC Multiclass Mtg Partn CTFS GTD Remic TR
  Ser 1345 CL A, dtd 7/1/92, due 7/15/22                            322,911         331,191
 FNMA GTD Remic Pass Thru CTG Remic TR Ser 4 Cl 2
  Strip, 9.50%, dtd 3/1/87, due 2/25/17                             100,965         104,878
 FNMA Pool #303323, 9.00%, dtd 4/1/95, due 4/1/25                   793,219         813,421
 GNMA Pool #008643, Adj Rt, dtd 6/1/95, due 6/20/25                 739,601         742,775
 Resolution Trust Corp Ser 1991 - 3 CL 3A, Fltg Rt,
  dtd 8/1/91, due 8/25/21                                           480,449         496,886
 Resolution Trust Corp Ser 1991 - 4 CL B, Adj Rt,
  dtd 8/1/91, due 2/25/21                                           786,558         810,383
 Resolution Trust Corp Ser 1991 - 6 CL A1, Adj Rt,
  dtd 9/1/91, due 5/25/19                                           325,442         327,547
 Resolution Trust Corp Ser 1991 - 7 CL A, 7.75%,
  dtd 9/1/91, due 12/25/18                                          733,429         741,238
 Resolution Trust Corp Ser 1991 - 11 CL 3A, Adj Rt,
  dtd 10/1/91, due 10/25/21                                         646,078         649,409
 Resolution Trust Corp Ser 1991 - 15 CL A2, Fltg Rt,
  dtd 10/1/91, due 7/25/20                                        2,515,687       2,584,762
 Resolution Trust Corp Ser 1991 - M6 CL A2, Fltg Rt,
  dtd 12/1/91, due 6/25/21                                        1,849,924       2,032,126
 Resolution Trust Corp Ser 1992 - 3 CL A1, Adj Rt,
  dtd 2/1/92, due 11/25/21                                          904,679         906,085
 Resolution Trust Corp Ser 1992 - M4 CL A2, Fltg Rt,
  dtd 5/1/92, due 9/25/21                                         1,093,812       1,114,328
 US Ver Affairs GTD Remic Pass Thru Vendee Mtg
  Ser 1995 - 3 CL A, 7.25%, dtd 9/1/95, due 10/25/10              1,426,031       1,428,980
                                                                -----------     -----------
                                                                 39,696,432      40,736,885
                                                                -----------     -----------

                                                                     EXHIBIT I
                                                                     PAGE 3 OF 3

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF INVESTMENTS (CONTINUED)
                             AS OF DECEMBER 31, 1995

                                                                       Contract/
                                                              Cost    Fair Value
                                                      ------------  ------------
LOANS TO PARTICIPANTS, 7.5% to 9.5%                            N/A  $ 21,850,295
                                                      ------------  ------------

OTHER
 EURO Futures Contract, Exp. 12/18/95, settled 1/96   $      9,555         9,100
 EURO Futures Contract, Exp. 1/12/96                         4,950           750
 EURO Futures Contract, Exp. 12/16/95, settled 1/96          5,735         5,735
                                                      ------------  ------------
                                                            20,240        15,585
                                                      ------------  ------------
TEMPORARY INVESTMENTS
 Fidelity Money Market Trust                             4,197,687     4,197,687
                                                      ------------  ------------

        TOTAL INVESTMENTS                             $245,921,149  $341,977,406
                                                      ============  ============


* Represents a party-in-interest transaction.


                                                                                                           EXHIBIT II


                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                             Current
                                                                                                            Value of
                                                                                             Cost of       Assets on
                                                            Purchase         Selling          Assets     Transaction
              Description                                      Price           Price            Sold            Date         Gain
- -------------------------------------------------------    ------------    ------------    ------------  -----------    ------------
Harrah's Entertainment, Inc. common stock*
 Purchases/sales                                        $ 57,909,222    $  8,734,347    $  4,651,919    $  8,734,347    $  4,082,428

Fidelity Money Market Trust
 Purchases/sales                                          73,489,900      71,630,900      71,630,900      71,630,900            --

State Street Bank Flagship Fund
 Purchases/sales                                          20,001,000       1,465,369       1,125,520       1,465,369         339,849

Promus Hotel Corporation common stock*
 Purchases/sales                                              52,269      61,943,351      27,209,208      61,943,351      34,734,143

US Treasury Note, 7.5%, 02/15/95
 Purchases/sales                                          42,614,072      42,830,423      42,820,003      42,830,423          10,420

US Treasury Note, 6.5%, 8/15/95
 Purchases/sales                                          22,882,344      22,920,684      22,878,028      22,920,684          42,656

Fidelity Institutional Cash
 Purchases/sales                                         174,217,762     173,089,653     173,089,653     173,089,653            --

CGM Mutual Fund
 Purchases/sales                                           1,216,579      18,693,411      16,100,544      18,693,411       2,592,867


* Represents a party-in-interest transaction.

                                  Signature
                                  ---------



  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               HARRAH'S ENTERTAINMENT, INC.
                               SAVINGS AND RETIREMENT PLAN


                           By: /s/ MICHAEL N. REGAN
DATED: JUNE 27, 1996
                               ---------------------------------
                               MICHAEL N. REGAN
                               Authorized Trustee of the Plan and
                               Vice President and Controller of
                               Harrah's Entertainment, Inc.

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



   As independent public accountants, we hereby consent to the incorporation of our report dated June 7, 1996, included in this Form 11-K for the year ended December 31, 1995, into Harrah's previously filed Registration Statement File No. 33-59975. It should be noted that we have not audited any Financial Statements of the Plan subsequent to December 31, 1995, or performed any audit procedures subsequent to the date of our report.





                                    ARTHUR ANDERSEN LLP



   Memphis, Tennessee,
   June 27, 1996.